Exhibit 99.103

CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information with respect to the Falchani Project derived from sections 1.6, 1.7, 1.8, 1.9, 1.10, 2.6, 15, 16, 21, 22, 25 and 26 of the technical report titled “Falchani Lithium Project NI 43-101 Technical Report – Preliminary Economic Assessment” with an effective date of February 4, 2020, which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/David Alan Thompson
David Alan Thompson, B-Tech, Pr. Cert. Eng, SACMA
Date: December 21, 2022